UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):  November 23, 2015

MainSource Financial Group, Inc.

(Exact name of registrant as specified in its charter)

Indiana	0-12422	35-1562245
State or Other Jurisdiction of Incorporation or Organization	Commission File No.	I.R.S. Employer Identification Number

2105 North State Road 3 Bypass

Greensburg, Indiana 47240

(Address of principal executive offices)

(812) 663-0157

(Registrant’s Telephone Number,

Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒                                  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                                           Entry into a Material Definitive Agreement

On November 23, 2015, MainSource Financial Group, Inc., an Indiana corporation (“MainSource”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cheviot Financial Corp., a Maryland corporation (“Cheviot”), pursuant to which Cheviot will merge with and into MainSource, whereupon the separate corporate existence of Cheviot will cease and MainSource will survive (the “Merger”).  It is anticipated that immediately after the Merger, Cheviot Savings Bank, an Ohio-chartered savings and loan association and a wholly-owned subsidiary of Cheviot, will merge with and into MainSource Bank, an Indiana chartered commercial bank and wholly-owned subsidiary of MainSource, with MainSource Bank as the surviving bank.

The Merger Agreement has been unanimously approved by the boards of directors of each of MainSource and Cheviot.  Subject to the approval of Cheviot’s stockholders of the Merger, regulatory approvals and other customary closing conditions, the parties anticipate completing the Merger in the second quarter of 2016.

The members of the board of directors of Cheviot have entered into a voting agreement pursuant to which they have agreed to vote their shares of Cheviot common stock in favor of the Merger.  A copy of the voting agreement is filed as Exhibit 10.1 and incorporated herein by reference.

At the effective time of the Merger, stockholders of Cheviot will have the right to elect to receive either 0.6916 shares of MainSource common stock or $15.00 in cash for each share of Cheviot common stock owned, subject to proration provisions specified in the Merger Agreement that provide for a targeted aggregate split of total consideration of 50% common stock and 50% cash. Additionally, all outstanding and unexercised options to purchase Cheviot stock will vest in full and be converted automatically into the right to receive an amount of cash equal to the product of (i) the difference (if positive) between (A) $15.00, minus (B) the exercise price of such Cheviot Stock Option, multiplied by (ii) the number of shares of Cheviot common stock subject to the Cheviot Stock Option.  Each share of Cheviot restricted stock will become fully vested and the restrictions shall lapse, and each holder of shares of Cheviot restricted stock will be entitled to receive cash or MainSource common stock, as described above.  Based upon the November 20, 2015 closing price of $23.56 per share of MainSource common stock, the transaction is valued at approximately $107.4 million.

At the effective time of the Merger, the Exchange Ratio may be adjusted in the manner prescribed in the Merger Agreement based on the following: (i) if there is a change in the number of shares of common stock issued and outstanding prior to the effective time of the Merger by way of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding MainSource common stock; and (ii) at MainSource’s option, in the manner prescribed in the Merger Agreement, following written notice of termination from Cheviot resulting from a specified decrease in MainSource’s market value.

The Merger Agreement contains representations, warranties and covenants of MainSource and Cheviot including, among others, covenants that require (i) Cheviot to conduct its business in the ordinary course during the period between the execution of the Merger

Agreement and the effective time of the Merger or earlier termination of the Merger Agreement and (ii) Cheviot not to engage in certain kinds of transactions during such period (without the prior written consent of MainSource).  Subject to certain terms and conditions, the board of directors of Cheviot will recommend the approval and adoption of the Merger Agreement and the Merger contemplated thereby, and will solicit proxies voting in favor of the Merger Agreement from Cheviot’s stockholders. Cheviot has also agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.

The Merger Agreement provides certain termination rights for both MainSource and Cheviot, and further provides that upon termination of the Merger Agreement under certain circumstances, Cheviot will be obligated to pay MainSource a termination fee of $4.0 million.

As noted above, consummation of the Merger is subject to various conditions, including (i) receipt of the requisite approval of the stockholders of Cheviot, (ii) receipt of regulatory approvals, (iii) absence of any law or order prohibiting the closing, (iv) effectiveness of the registration statement to be filed by MainSource with the Securities and Exchange Commission (the “SEC”) with respect to the MainSource common stock to be issued in the Merger, and (v) authorization for listing on the NASDAQ Stock Market of the shares of MainSource common stock to be issued in the Merger.  In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including (i) the accuracy of the representations and warranties of the other party, (ii) compliance of the other party with its covenants in all material respects, and (iii) receipt by such party of an opinion from such party’s counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement also contains representations and warranties that the parties have made to each other as of specific dates. Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the Merger described therein, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties. The representations and warranties contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, may be subject to a contractual standard of materiality different from what a shareholder might view as material, may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the Merger Agreement that were made to the other party in connection with the negotiation of the Merger Agreement and generally were solely for the benefit of the parties to that agreement. Stockholders should read the Merger Agreement together with the other information concerning MainSource and Cheviot that is publicly filed in reports and statements with the SEC.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

A copy of the press release issued jointly by MainSource and Cheviot on November 24, 2015 announcing the execution of the Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Additional Information for Shareholders

In connection with the proposed merger, MainSource will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of MainSource and a Prospectus of Cheviot (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource and Cheviot, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations” and from Cheviot at www.cheviotsavings.com under the tab “Investor Relations”. Alternatively, these documents, when available, can be obtained free of charge from MainSource upon written request to MainSource Financial Group, Inc., Attn: Corporate Secretary, 2105 North State Road 3 Bypass Greensburg, Indiana 47240 or by calling (812) 663-673 or from Cheviot upon written request to Cheviot Financial Corp., Attn: Investor Relations, 3723 Glenmore Avenue, Cincinnati, Ohio 45211 or by calling 513-389-3304.

MainSource and Cheviot and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cheviot in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2015. Information about the directors and executive officers of Cheviot is set forth in the proxy statement for Cheviot’s 2015 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 12, 2015.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between MainSource and Cheviot.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to; expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with MainSource’s and Cheviot’s businesses, competition, government legislation and policies; ability of MainSource and Cheviot to execute their respective business plans (including the proposed acquisition of Cheviot);  changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either MainSource’s or Cheviot’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this Current Report and other factors identified in MainSource’s and Cheviot’s Annual Reports on Form 10-K and other periodic filings with the SEC.  These forward-looking statements are made only as of the date of this Current Report, and neither MainSource nor Cheviot undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this Current Report.

Item 9.01                                           Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated November 23, 2015, by and between MainSource Financial Group, Inc. and Cheviot Financial Corp.

10.1	Form of Voting Agreement dated November 23, 2015

99.1	Joint Press Release issued by MainSource Financial Group, Inc. and Cheviot Financial Corp. dated November 24, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: November 24, 2015	MAINSOURCE FINANCIAL GROUP, INC.

/s/ Archie M. Brown, Jr.
Archie M. Brown, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated November 23, 2015, by and between MainSource Financial Group, Inc. and Cheviot Financial Corp.

10.1	Form of Voting Agreement dated November 23, 2015

99.1	Joint Press Release issued by MainSource Financial Group, Inc. and Cheviot Financial Corp. dated November 24, 2015